UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February 2008
Commission File Number 000-50556
Viatel Holding (Bermuda) Limited
(Translation of registrant’s name into English)
Inbucon House
Wick Road
Egham, Surrey TW20 0HR
United Kingdom
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

At the Special General Meeting of the Company’s shareholders held on February 20, 2008, 2,653,857 of the Company’s common shares, par value $0.01 per share (“Common Shares”) were present in person or by proxy. The requisite majority of Common Shares represented at the meeting voted to approve each of three resolutions submitted for shareholder approval, including (i) a resolution authorizing a 1-for-300 consolidation of the Company’s Common Shares into new Common Shares, par value $3.00 per share (the “Share Consolidation”), and the payment of cash by the Company’s wholly-owned subsidiary VTL, Inc. to the Company’s shareholders for fractional share entitlements arising under the Share Consolidation based on a value of $0.44 per Common Share before the Share Consolidation, (ii) a resolution authorizing implementation of certain transfer restrictions in respect of the Company’s Common Shares to enable the Company to restrict the number of holders of its Common Shares, so as not to give rise to any reporting obligations under Section 12(g) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (iii) a resolution to amend the Company’s Bye-laws to permit electronic delivery of certain documents and information by the Company to its shareholders. The Share Consolidation became effective at 6.00 p.m. Bermuda local time on February 20, 2008. The Company has filed, or expects to file simultaneously herewith, a Form 15 with the Securities and Exchange Commission in order to terminate its status as a reporting company under the Exchange Act because, as a result of the Share Consolidation, it has fewer than 300 holders of record (as determined in accordance with Rule 12g5-1 promulgated under the Exchange Act). As a result, the Company will cease filing reports under the Exchange Act effective immediately and will not file a Form 20-F for the year ended December 31, 2007.
By terminating the registration of its Common Shares under Section 12(g) and its periodic reporting obligations under Section 13 of the Exchange Act, the Company may continue future operations as a private company, thereby relieving the Company of the costs, administrative burdens and competitive disadvantages associated with operating as a public company.
The Company’s Common Shares are presently traded in the “Pink Sheets.” Upon the filing of the Form 15, the Company’s Common Shares will not qualify to be traded on any automated quotation system operated by a national securities association and no assurance can be given that the Company’s Common Shares will continue to be listed in the Pink Sheets.
Attached and incorporated by reference in this Form 6-K are the following exhibits:

Exhibit No.	Description

99.1	Press Release dated February 21, 2008

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the Undersigned, thereunto duly authorized.

By:	/s/ Lucy Woods
	Name:	Lucy Woods
	Title:	Chief Executive Officer

Date: February 21, 2008

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated February 21, 2008